[CORUS PHARMA LETTERHEAD]

February 15, 2006

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Corus Pharma, Inc.

Registration Statement on Form S-1, No. 333-118620

Request for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Corus Pharma, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of the Company’s Registration Statement on Form S–1 filed with the Commission on August 27, 2004 (File No. 333-118620), together with all amendments and exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of common stock contemplated in the Registration Statement at this time. The Company confirms that no securities of the Company have been sold under the Registration Statement.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act. The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments or require further information or documentation, please do not hesitate to contact me at (206) 728-5090.

Sincerely,

/s/ DONALD F. SEATON, III
Donald F. Seaton, III
Chief Financial Officer